

July 13, 2011

Via E-Mail
Adam Laufer
Chief Executive Officer, Soleil Capital Management LLC
Soleil Capital L.P.
725 W. 50th St.
Miami Beach, FL 33140

> **Re: Soleil Capital L.P.**
> **Registration Statement on Form 10**
> **Filed June 13, 2011**
> **File No. 000-54435**

Dear Mr. Laufer,

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13(a) of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

2.   Your business disclosure states that Soleil Capital intends "to form and raise a group of investment funds and vehicles, which [you] will manage; whose objectives are to allocate capital, for long-term appreciation through a strategic and opportunistic approach to investing," and you disclose that you plan to solicit funds from investors for the purposes of acquiring shares in target companies. In light of the company's business, please tell us

whether you intend to register as a broker-dealer under Section 15 of the Securities
Exchange Act of 1934 prior to commencing operations. If not, provide us with a detailed
analysis as to why you believe do not need to register as a broker-dealer.

3.   We again refer to your disclosure regarding the company's intended business. Please tell
us whether you intend to register as an investment adviser under the Investment Advisers
Act of 1940 prior to commencing operations, and if not, provide us with a detailed
analysis as to why believe you are not required to do so.

4.   Certain statements and references in your registration statement appear inapplicable to
the company, given your disclosure that you have not yet commenced operations. As
examples only, we note the following:

- "[W]e have confronted and expect to continue to confront requests from a variety of
investors and groups representing investors to decrease fees, which could result in a
reduction in the fees and carried interest and incentive fees we earn."

- "The fair value of investments of these funds is generally determined using several
methodologies described in the investment funds' valuation policies."

- "The Company has a code of ethics… that applies to all of the Company's employees,
including its principal executive officer, principal financial officer and principal
accounting officer, and the Board. A copy of this code is attached hereto as an exhibit to
this Form 10-k."

- You refer on page 16 to proposed regulation that would apply to "large private equity
fund advisers, such as Soleil."

- You refer several times to "senior managing directors," despite stating elsewhere that Mr.
Laufer is the company's sole officer and director.

Please review disclosing throughout your filing and revise as appropriate to ensure that it
is accurate and appropriately tailored to the company and its business.

5.   Further to the above comment, when you describe the company's business throughout
your filing, ensure that all claims relating to events that you expect to occur at a future
time are expressed as objectives that may not be accomplished. For example, we refer to
your disclosure regarding the fees you expect to charge in connection with the investment
management services you aim to provide. To the extent your filing continues to include
statements that predict accomplishments in the future, expand to provide meaningful
discussions of the events or circumstances that may prevent the accomplishment of these
objectives. Please revise accordingly.

Forward-Looking Statements, page 2

6. The safe harbor for forward-looking statements provided in the Private Securities
   Litigation Reform Act of 1995 does not apply to statements made by penny stock issuers.
   See Section 21E(b)(1)(C) of the Exchange Act. Accordingly, please delete the reference
   to the safe harbor.

Risk Factors, page 8

General

7. Further to comment 4 above, language in your risk factor disclosure suggests that the
   company has commenced substantive operations and generated revenues,
   notwithstanding disclosure to the contrary elsewhere in your filing. For example, you
   state on page 9 that an inability to raise capital "would materially reduce [y]our revenue
   and cash flow," and you state on page 10 that if any of your investment funds performs
   poorly, your "revenue, income and cash flow would decline because the value of [y]our
   assets under management would decrease." Please revise these and similar disclosures
   throughout the filing to ensure that statements regarding the company's operations and
   financial condition are accurate and consistent.

"If we were deemed an investment company…," page 17

8. Please provide support for your assertion that you believe Soleil "is not an investment
   company under Section 3(b)(1) of the Investment Company Act because it is primarily
   engaged in a non-investment company business."

Security Ownership of Certain Beneficial Owners and Management, page 22

9. The preface to the beneficial ownership table and the footnotes thereto indicate that the
   table provides information with respect to the ownership of your common stock. Please
   revise to reflect, if accurate, that you are presenting beneficial ownership information for
   your common limited partnership units. Refer to Item 403 of Regulation S-K. Please
   also ensure that references to the securities being registered are consistent throughout
   your filing; in this regard, we note that certain risk factors refer to your common stock,
   where you appear to be discussing your common limited partnership units.

Item 10. Recent Sales of Securities, page 27

10. Your disclosure in this section indicates that the company has not *sold* any unregistered
    securities within the past three years. We note, however, your withdrawal request filed
    on June 8, 2011, indicates that the registrant offered its common limited partnership units
    in connection with the conversion from a corporation to a limited partnership in July
    2009 in reliance on the exemption provided by Section 4(2) of the Securities Act.

Accordingly, please provide the information called for by Item 701 of Regulation S-K with respect to this unregistered issuance.

Financial Statements

11.   Please update your financial statements to comply with Rule 8-08 of Regulation S-X. Revise related disclosure throughout your filing accordingly.

Report Of Independent Registered Accounting Firm, page F-1

12.   We note that the company does not have any assets and in your liquidity discussion on page 21 you state that you do not have any firm commitments nor have you identified sources of additional capital from third parties or from shareholders. Please tell us how your auditor considered including an explanatory paragraph in their report regarding the company's ability to continue as a going concern in light of these circumstances. Refer to AU Section 508.11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 with any other questions. If you thereafter require further assistance you may contact me at 202-551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief-Legal